

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via E-mail
Matthew T. Plavan
Chief Executive Officer
Cesca Therapeutics Inc.
2711 Citrus Road
Racho Cordova, CA 95742

> **Re: Cesca Therapeutics Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2014**
> **File No. 333-82900**

Dear Mr. Plavan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2, page 33

1.   We note your statement in the last sentence of the second paragraph that the proposed bylaw amendments incorporate "certain substantive changes, including" the amendments you disclose. Please revise to disclose all of the changes to your bylaws upon which you must give shareholders an opportunity to vote. Alternatively, please revise to clarify, if true, that the proposed bylaws that you include as Exhibit A do not contain any other changes from your bylaws that are currently in effect.

2.   Rule 14a-4(a)(3) of Regulation 14A requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention "with respect to each separate matter referred to therein as intended to be acted upon." It appears that this proposal includes several matters upon

which shareholders must be given the opportunity to vote separately. Please present as a separate proposal throughout your proxy statement and on your proxy card each bylaw amendment that substantively affects shareholder rights and each amendment on which shareholders could reasonably be expected to wish to express a view separate from their views on the other amendments. For guidance, see Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally) Question 101.02 available on the Commission's website. In addition, if any of the changes to your bylaws are conditioned on approval of any other, please disclose this prominently.

3.   Please disclose the "reasons for and the general effect" of each of the proposed amendments to your bylaws. Refer to Item 19 of Schedule 14A. From your revised disclosure, it should be clear:

- which proposals are necessary to be "consistent with current Delaware law," and how the current bylaws are inconsistent with the law; and
- which current bylaws are "unnecessary," "ineffective" and "inappropriate," and why they are unnecessary, ineffective or inappropriate.

Please ensure that your revised disclosure is balanced, including any material disadvantage or negative consequences to shareholders of each proposed amendment. See Rule 14a-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.


Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Daniel B. Eng, Esq.
      Weintraub Tobin